Mail Stop 3561

April 6, 2010

Mr. James Cowan
President and Chief Executive Officer
American Railcar Industries, Inc.
100 Clark Street
St. Charles, MO 63301

Re: **American Railcar Industries, Inc.**
            Form 10-K for the fiscal year ended December 31, 2008
            Filed March 6, 2009

            Preliminary Proxy on Schedule 14A
            Filed April 17, 2009
            File No. 000-51728

Dear Mr. Cowan:

        We have completed our review of your Form 10-K for the year ended December 31, 2008 and related filings and have no further comments at this time.

                                        Regards,

                                        J. Nolan McWilliams
                                        Attorney-Adviser